COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

December 15, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Active Portfolios – Select Large Cap Growth Fund, Active Portfolios Multi-Manager Core Plus Bond Fund, Active Portfolios Multi-Manager Small Cap Equity Fund and Active Portfolios Multi-Manager Alternative Strategies Fund

Post-Effective Amendment No. 136

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is post-effective amendment no. 136 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Active Portfolios – Select Large Cap Growth Fund, Active Portfolios Multi-Manager Core Plus Bond Fund, Active Portfolios Multi-Manager Small Cap Equity Fund and Active Portfolios Multi-Manager Alternative Strategies Fund series of the Registrant (the “Funds”) to its registration statement on Form N-1A.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses (the “Prospectuses”) for Class A shares of each Fund and (ii) the Statement of Additional Information (the “SAI”) of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I